Exhibit 99.1

MAZOR ROBOTICS LTD.
NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual and Extraordinary General Meeting (the “Meeting”) of Shareholders of Mazor Robotics Ltd. (the “Company”) will be held at LLW&Co., Law Offices at 5 Azrieli Center, Square Tower, 35th floor, Tel-Aviv, Israel, on Thursday, September 27, 2018, at 5:00 p.m. Israel time.

The Company is a Dual Company, as such term is defined in the Companies Regulations (Relief for Public Companies Traded on Stock Markets Outside of Israel), 5760 – 2000.

The Meeting is being called for the following purposes:

1.	Discussion regarding the Company’s Consolidated Statement of Financial Position as of December 31, 2017, and the Consolidated Income Statement for the year then ended;

2.
To consider and act upon a proposal to approve the re-appointment of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the independent public accountants of the Company for the year ending December 31, 2018, and until the next Annual General Meeting of the shareholders of the Company, and to receive information regarding their remuneration;

3.
To consider and act upon a proposal to re-appoint Mr. Jonathan Adereth ("Adereth") to hold office as director for an additional term, commencing on the date of the Meeting until the next Annual General Meeting of Shareholders or until his successor has been duly appointed. A Declaration of Adereth’s qualification is attached hereto as Annex A.

4.
To consider and act upon a proposal to re-appoint Mr. Ori Hadomi ("Hadomi"), to hold office as director for an additional term, commencing on the date of the Meeting until the next Annual General Meeting of Shareholders or until his successor has been duly appointed. A Declaration of Hadomi’s qualification is attached hereto as Annex B.

5.
To consider and act upon a proposal to re-appoint Mr. Michael Berman ("Berman"), to hold office as director for an additional term, commencing on the date of the Meeting until the next Annual General Meeting of Shareholders or until his successor has been duly appointed. A Declaration of Berman’s qualification is attached hereto as Annex C.

6.
To consider and act upon a proposal to re-appoint Mrs. Sarit Soccary Ben-Yochanan ("Ben-Yochanan"), to hold office as director for an additional term, commencing on the date of the Meeting until the next Annual General Meeting of Shareholders or until her successor has been duly appointed. A Declaration of Ben-Yochanan’s qualification is attached hereto as Annex D.

7.
To consider and act upon a proposal to re-appoint Mr. Gil Bianco ("Bianco") as an external director of the Company until the next Annual General Meeting of the Company’s shareholders or until his successor has been duly appointed. A Declaration of Bianco’s qualification as an external director is attached hereto as Annex E.

8.
To consider and act upon a proposal to approve a grant of (i) options to purchase up to 30,000 of the Company’s ordinary shares (“Options”) and (ii) 3,000 restricted share units (“RSUs”) to Hadomi, in his capacity as the Company’s Chief Executive Officer (“CEO”).

The Board of Directors recommends that you vote in favor of the proposals, which are described in the attached Proxy Statement.

The components and terms of employment of the company's five most highly compensated executive officers, are detailed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, as filed on April 30, 2018 with the U.S. Securities and Exchange Commission on EDGAR - http://www.sec.gov/edgar.shtml (CIK# 001566844), and on May 1, 2018 on the Tel-Aviv Stock Exchange ("TASE") Magna website (Reference: 2018-02-043033).

Shareholders of record at the close of business on Wednesday, August 29, 2018, are entitled to vote at the meeting either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed in subsection (iii) below). Shareholders who do not attend the meeting in person may vote in accordance with one of the following alternatives:

(i)
The Israeli Companies Regulations (Deeds of Vote and Position Notices), 5766-2005, states that shareholders who will not attend the Meeting in person may vote by completing the second part (part 'B') of the form of the Deed of Vote (ktav hatzba'a) and to return it promptly (and in any event at least four (4) hours prior to the appointed time of the Meeting) to the Company at its registered address.

(ii)
You can also vote via the electronic voting system of the Israel Securities Authority, after receiving a personal identifying number, an access code and additional information regarding the Meeting from the member of the TASE and after carrying out a secured identification process, up to six (6) hours prior to the appointed time of the Meeting.

(iii)
The Company's Articles of Association also allows you to appoint a proxy to vote in your stead (whether personally or by means of a Deed of Vote) at the Meeting, as long as the proxy is delivered to the Company at its registered address at least forty-eight (48) hours prior to the appointed time of the Meeting.

If you are a beneficial owner of shares registered in the name of a member of the TASE and you wish to vote, either by appointing a proxy, by Deed of Vote or in person by attending the Meeting, you must deliver to us a proof of ownership in accordance with the Israeli Companies Law, 5799-1999, and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 5760-2000. Detailed voting instructions are provided both in the Proxy Statement and on the enclosed Deed of Vote.

Sincerely,
Jonathan Adereth
Chairman of the Board of Directors
August 23, 2018

ii

PROXY STATEMENT
MAZOR ROBOTICS LTD.
Corporation no: 51-300904-3
5  Shacham St., North Industrial Park, Caesarea, Israel

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
September 27, 2018

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Mazor Robotics Ltd. (the “Company”) for use at the Company’s Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on Thursday, September 27, 2018, at 5:00 p.m. (Israel time), or at any adjournment or postponement thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekels (“NIS”) 0.01 each, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

Two or more shareholders present, personally or by proxy, holding not less than twenty-five percent (25%) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until Thursday, October 4, 2018 at 5:00 p.m. Israel time. If a quorum is not present at the second meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Each of Proposals 2 to 6 described hereinafter pursuant to the Israeli Companies Law, 5799-1999 (the "Israeli Companies Law"), requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (hereinafter a “Simple Majority”).

Proposals 7 to 8 described hereinafter pursuant to the Israeli Companies Law, requires the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy, and voting thereon, as long as either:

The above majority must include a majority of the total votes of shareholders who are not controlling shareholders in the Company or shareholders who do not have a "Personal Interest" (as such term is defined hereunder) in the approval of the proposal who participate in the vote (abstentions will not be taken into account); or the total number of votes of the shareholders referred to above that are voted against the proposed resolution does not exceed two percent (2%) of the Company`s total voting rights.

“Personal Interest” is defined as: a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least five percent (5%) of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer and exclusive of a personal interest that stems from the fact of holding shares in the Company, including the personal interest of a person who votes by virtue of a power of attorney given to him by another person, even if the other person does not have a personal interest, and the vote of a person who was given a power of attorney by a person who has a personal interest shall also be deemed the vote of a person with a personal interest, irrespective of whether the person who votes has or does not have direction.

Shareholders are requested to notify us whether or not they have a “Personal Interest” in connection with Proposals 7-8 described hereinafter (please see the definition of the term “Personal Interest” hereinabove). If any shareholder casting a vote in connection thereto does not notify us as to whether or not they have a Personal Interest with respect to Proposals 7-8, their vote will be disqualified.

PROPOSAL 1
DISCUSSION OF THE COMPANY’S FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2017 AND ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2017

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s Consolidated Statement of Financial Position as of December 31, 2017 and the Consolidated Income Statement for the year then ended (the “Financial Statements”).

The Company will hold a discussion with respect to the Financial Statements at the Meeting. This agenda item will not involve a vote by the shareholders.

PROPOSAL 2
RE-APPOINTMENT OF SOMEKH CHAIKIN, CERTIFIED PUBLIC ACCOUNTANTS
(ISRAEL), A MEMBER OF KPMG INTERNATIONAL, AS INDEPENDENT PUBLIC
ACCOUNTANTS OF THE COMPANY AND TO RECEIVE INFORMATION REGARDING
THEIR REMUNERATION

Under the Israeli Companies Law, the appointment of independent public accountants requires the approval of the shareholders of the Company.

The Board of Directors and Audit Committee have authorized and approved the appointment of the accounting firm of Somekh Chaikin, Certified Public Accountants (Isr.), a member of KPMG International ("Somekh Chaikin"), as the independent certified public accountants of the Company for the year ending December 31, 2018, and until the next annual general meeting of the shareholders of the Company.

The Board of Directors believes that the re-appointment of Somekh Chaikin as the independent accountants of the Company is appropriate and in the best interest of the Company and its shareholders. Somekh Chaikin has served as the Company’s independent public accountants since 2001.

Pursuant to the Company’s Articles of Association, the Board of Directors is authorized to determine the compensation of its independent registered public accountant. Information on fees paid to the Company's certified public accountants may be found in the Company's Annual Report on Form 20-F for the year ended December 31, 2017, as filed on April 30, 2018 with the U.S. Securities and Exchange Commission on EDGAR - http://www.sec.gov/edgar.shtml (CIK# 001566844), and on May 1, 2018 on the Tel-Aviv Stock Exchange Magna website (Reference: 2018-02-043033).

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to re-appoint Somekh Chaikin as the independent public accountants of the Company for the year ending December 31, 2018, and until the next annual general meeting of the Company’s shareholders".

The re-appointment of Somekh Chaikin requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors recommends that the shareholders vote FOR on the above proposal.

PROPOSAL 3
RE-APPOINTMENT OF MR. JONATHAN ADERETH AS A DIRECTOR

The Board of Directors has nominated Mr. Jonathan Adereth ("Adereth") for re-appointment as a director to serve for an additional term commencing on the date of the Meeting until the next Annual General Meeting or until his successor has been duly appointed. In the absence of instructions to the contrary, the person named in the enclosed proxy will vote the Ordinary Shares represented thereby “FOR” the appointment of the nominee listed below.

Adereth has attested to the Board of Directors and the Company that he meets all the requirements in connection with the appointment of directors of publicly traded companies under the Israeli Companies Law and the regulations promulgated thereunder.

The following table provides certain relevant information concerning Adereth, including his principal occupation during the past five years:

Nominee	Age	Principal Occupation

Mr. Jonathan Adereth	71
Mr. Adereth has been serving as the chairman of the Company’s Board of Directors since December 2007. Since May 2009, Mr. Adereth has been serving as the chairman of Medic Vision Imaging Solutions Ltd., an Israeli company specialized in image processing in Computed Tomography and Magnetic Resonance imaging. Since October 2004, Mr. Adereth has been serving as a board member of UltraSPECT Ltd., an Israeli company specialized in the field of resolution recovery and dose reduction in Nuclear Medicine. From 1994 to 1998, Mr. Adereth served as President and Chief Executive Officer and board member of Elscint Ltd. (NYSE: ELT), a global developer and manufacturer of Medical Imaging systems, after serving in various managerial positions for a total of 23 years. Mr. Adereth holds a B.Sc. degree in Physics from the Technion - Israel Institute of Technology.

Adereth will continue to be party to that certain indemnification agreement with the Company in the form of indemnification letter previously approved by the shareholders on September 13, 2011, and shall continue to be insured under the Company’s directors and officers insurance coverage which provides coverage for all directors of the Company.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to re-appoint Mr. Jonathan Adereth as director of the Company until the next Annual General Meeting of the Company’s shareholders or until his successor has been duly appointed”.

The appointment of Adereth as director requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors recommends a vote FOR on the above proposal.

PROPOSAL 4
RE-APPOINTMENT OF MR. ORI HADOMI AS A DIRECTOR

The Board of Directors has nominated Mr. Ori Hadomi ("Hadomi") for re-appointment as a director to serve for an additional term commencing on the date of the Meeting until the next Annual General Meeting or until his successor has been duly appointed. In the absence of instructions to the contrary, the person named in the enclosed proxy will vote the Ordinary Shares represented thereby “FOR” the appointment of the nominee listed below.

Hadomi has attested to the Board of Directors and the Company that he meets all the requirements in connection with the appointment of directors of publicly traded companies under the Israeli Companies Law and the regulations promulgated thereunder.

The following table provides certain relevant information concerning Hadomi, including his principal occupation during the past five years:

Nominee	Age	Principal Occupation

Mr. Ori Hadomi	51
Mr. Hadomi has been serving as the Company’s Chief Executive Officer and a member of the Company’s Board of Directors since January 2003. Prior to joining us, Mr. Hadomi served as the chief financial officer and vice president of business development of Image Navigation Ltd. (formerly known as DenX Medical Software Systems Ltd.). Mr. Hadomi holds a B.A. in chemistry with a minor in economics, as well as a M.Sc. in industrial chemistry and business administration from the Hebrew University, Jerusalem.

Hadomi will continue to be party to that certain indemnification agreement with the Company in the form of indemnification letter previously approved by the shareholders on September 13, 2011, and shall continue to be insured under the Company’s directors and officers insurance coverage which provides coverage for all directors of the Company.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to re-appoint Mr. Ori Hadomi as director of the Company until the next Annual General Meeting of the Company’s shareholders or until his successor has been duly appointed”.

The appointment of Hadomi as director requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors recommends a vote FOR on the above proposal.

PROPOSAL 5
RE-APPOINTMENT OF MR. MICHAEL BERMAN AS A DIRECTOR

The Board of Directors has nominated Mr. Michael Berman ("Berman") for re-appointment as a director to serve for an additional term commencing on the date of the Meeting until the next Annual General Meeting or until his successor has been duly appointed. In the absence of instructions to the contrary, the person named in the enclosed proxy will vote the Ordinary Shares represented thereby “FOR” the appointment of the nominee listed below.

Berman has attested to the Board of Directors and the Company that he meets all the requirements in connection with the appointment of directors of publicly traded companies under the Israeli Companies Law and the regulations promulgated thereunder.

The following table provides certain relevant information concerning Berman, including his principal occupation during the past five years:

Nominee	Age	Principal Occupation

Mr. Michael Berman	60
Mr. Berman has been serving as a director on the Company’s Board of Directors since February 2014. Mr. Berman is a medical device entrepreneur and investor. He is a co-founder of several medical device companies and is currently an active board member of several early stage health care companies including Inspire-MD, PulmOne, ClearCut Medical, PharmaCentra LLC, , Cardiosonic Inc., SoniVie Ltd., Owlytics, STMedical and TruLeaf Medicine International Ltd. Michael Berman was co-founder and Chairman of BridgePoint Medical from 2005 until 2012 and served on the board of Benechill Inc. from 2003 to 2016, on the board of Intervalve from 2011 to 2016, on the board of Rebiotix Inc. from 2011 to 2018, on the board of Endospan Ltd. from 2016 to 2018 and on the board of AngioSlide Ltd. from 2011 to 2018. From 1995 to 2000 Mr. Berman was the president of the cardiology business of Boston Scientific. Mr. Berman received his B.Sc. and M.B.A. degrees from Cornell University.

The Board of Directors has also determined that Berman meets the independence requirements of an independent director as set forth by the NASDAQ Listing Rules and the United States Securities and Exchange Commission (“SEC”).

Berman will continue to be party to that certain indemnification agreement with the Company in the form of indemnification letter previously approved by the shareholders on September 13, 2011, and shall continue to be insured under the Company’s directors and officers insurance coverage which provides coverage for all directors of the Company.

 The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to re-appoint Mr. Michael Berman as director of the Company until the next Annual General Meeting of the Company’s shareholders or until his successor has been duly appointed”.

The appointment of Berman as director requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors recommends a vote FOR on the above proposal.

PROPOSAL 6
RE-APPOINTMENT OF MRS. SARIT SOCCARY BEN-YOCHANAN AS A DIRECTOR

The Board of Directors has nominated Mrs. Sarit Soccary Ben-Yochanan ("Ben-Yochanan") for re-appointment as a director to serve for an additional term commencing on the date of the Meeting until the next Annual General Meeting or until her successor has been duly appointed. In the absence of instructions to the contrary, the person named in the enclosed proxy will vote the Ordinary Shares represented thereby “FOR” the appointment of the nominee listed below.

Ben-Yochanan has attested to the Board of Directors and the Company that she meets all the requirements in connection with the appointment of directors of publicly traded companies under the Israeli Companies Law and the regulations promulgated thereunder.

The following table provides certain relevant information concerning Ben-Yochanan, including her principal occupation during the past five years:

Nominee	Age	Principal Occupation

Ms. Sarit Soccary Ben-Yochanan	46
Mrs. Ben-Yochanan has been serving as a director on the Company’s Board of Directors since October 2006. Since August 2018, Mrs. Ben-Yochanan is serving as vice-president of innovation for Delek US. From July 2013 until July 2017, Mrs. Ben-Yochanan served in several positions in Syneron Medical Ltd., the latter being general manager for Syneron Medical Ltd. site in Israel and beforehand as the vice president of strategy and business development. Until July 2013, Mrs. Ben-Yochanan had served as the chief executive officer of Gefen Biomed Investments Ltd., an Israeli public company. Mrs. Ben-Yochanan also serves as a member of the Ben Gurion University patent committee. Mrs. Ben-Yochanan served on the board of Lupert Ltd. from 2017 to 2018 and on the board of IB Ventures Ltd from 2017 to 2018. Mrs. Ben-Yochanan holds a B.A. and an M.A. in economics from Tel Aviv University.

In accordance with the Companies Regulations (Relief for Public Companies Traded on Stock Markets Outside of Israel), 5760 – 2000 ("Relief Regulations”), the Company’s Audit Committee and the Board of Directors have discussed Ben-Yochanan’s experience, expertise, qualifications and contribution to the Company over the years, and determined that in light of the above, it is in the best interest of the Company to re-appoint Ben-Yochanan as an independent director of the Company for an additional term. In addition, the Board of Directors has determined that she meets the independence requirements of an independent director as set forth by the NASDAQ Listing Rules and the SEC.

The Board of Directors has also determined that Ben-Yochanan is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the NASDAQ Listing Rules.

Ben-Yochanan will continue to be party to that certain indemnification agreement with the Company in the form of indemnification letter previously approved by the shareholders on September 13, 2011, and shall continue to be insured under the Company’s directors and officers insurance coverage which provides coverage for all directors of the Company.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to re-appoint Mrs. Sarit Soccary Ben-Yochanan as director of the Company until the next Annual General Meeting of the Company’s shareholders or until her successor has been duly appointed”.

The appointment of Ben-Yochanan as director requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors recommends a vote FOR on the above proposal.

PROPOSAL 7
RE-APPOINTMENT OF MR. GIL BIANCO AS AN EXTERNAL DIRECTOR

The Board of Directors has nominated Mr. Gil Bianco ("Bianco") to be re-appointed as an external director of the Company to serve until the next Annual General Meeting of the Company’s shareholders or until his successor has been duly appointed.

Under the Israeli Companies Law, Israeli companies whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors to serve on their board of directors for a three-year term. However, the Relief Regulations allow extending the appointment of external directors who have completed nine years by re-appointing them for further periods, each of up to three years, subject to certain conditions. Bianco has been serving as an external director in the Company since November 2007.

Each committee of the Board of Directors that is entitled to exercise any powers of the board is required to include at least one external director. The audit committee and the compensation committee must include all the external directors.

Under the Israeli Companies Law, a person may be appointed as an external director if he or she possesses “accounting and financial expertise” or “professional qualifications”, and is otherwise qualified to serve as a director.

At least one of the external directors of a company must possess “accounting and financial expertise”. The conditions and criteria for possessing “accounting and financial expertise” or “professional qualifications” are determined under the Israeli Companies Law Regulations (Conditions and Criteria for Directors having Accounting and Financial Expertise and for Directors having Professional Qualifications), 5761-2005 (the “External Director Qualification Regulations”).

A person may not serve as an external director if he or she is a relative of a person controlling the Company, or if at the date of his or her appointment or within the prior two years, that person, or his or her relatives, partners, employers, or anyone to whom he or she reports directly or indirectly or entities under his or her control, are subject to, have or had any affiliation with the Company, with any entity or person controlling the Company or with a relative of any entity or person controlling the Company, at the time of appointment or with another entity in which the controlling shareholder at the time of the appointment or within the prior two years is the Company or the person controlling the Company; and in a company, such as the Company, where there is no person or entity controlling it or a shareholder with a control block of at least 25% of the votes in a shareholders meeting, there is also no affiliation of the person with anyone whom, on the date of appointment, is either the chairperson of the board of directors of the company, the chief executive officer, a major shareholder who holds at least 5% of the issued and outstanding shares of the company or 5% of the votes at a shareholders meeting, or the most senior executive officer in the finance department of the company.

Under the Israeli Companies Law, "Affiliation" is defined in this context to include an employment relationship, a business or professional relationship maintained on a regular basis, control or service as an officer. An officer is defined in the Israeli Companies Law as any general manager, chief business manager, deputy general manager, vice general manager, or any manager assuming the responsibilities of any of these positions regardless of that person’s title, as well as a director, or a manager directly subordinate to the general manager.

A person may not serve as an external director if that person’s position or other activities create, or may create a conflict of interest with the person’s service as a director or may otherwise interfere with the person’s ability to serve as an external director. Additionally, no person may serve as an external director if the person, the person’s relative, spouse, employer or any entity controlling or controlled by the person, has a business or professional relationship with someone with whom affiliation is prohibited, even if such relationship is not maintained on a regular basis, excepting negligible relationships, or if such person received from the company any compensation as an external director in excess of what is permitted by the Israeli Companies Law. If at the time any external director is appointed, all members of the board who are not controlling shareholders or their relatives are of the same gender, then the external director to be appointed must be of the other gender.

The Company is not aware of any reason Bianco, if appointed, should be unable to serve as an external director. The Company does not have any understanding or agreement with respect to the future appointment of Bianco. Bianco has attested to the Board of Directors and the Company that he meets all the requirements in connection with the appointment of external directors of publicly traded companies under the Israeli Companies Law and the regulations promulgated thereunder.

The following table provides certain relevant information concerning Bianco, including his principal occupation during the past five years:

Nominee	Age	Principal Occupation

Mr. Gil Bianco	66
Mr. Bianco has been serving as an external director on the Company’s Board of Directors since November 2007. Since April 2010, Mr. Bianco has been serving as a director of Intec Pharma Ltd., an Israeli public company. Mr. Bianco also serves as a director of Fischer Pharmaceuticals Ltd., Clear Cut Ltd., Pi-Cardia Ltd., Turquoise GEI Ltd. and Gil Bianco Ltd. In the past five years Mr. Bianco has served as a director of several private companies in the fields of biotech and medical devices: Healor Ltd., Solgel Technologies Ltd. Mr. Bianco holds a B.A. in Economics and Accounting from the Tel-Aviv University, and is a certified public accountant.

In accordance with the Relief Regulations, the Company’s Audit Committee and the Board of Directors have discussed Bianco’s experience, expertise, qualifications and contribution to the Company over the years, and determined that in light of the above, it is in the best interest of the Company to re-appoint Bianco as an external director of the Company, until the next Annual General Meeting of the Company’s shareholders or until his successor has been duly appointed.

In addition, the Board of Directors has determined that Bianco is an audit committee financial expert (as such terms is defined under the SEC rules), and that he has the requisite “accounting and financial expertise”, in accordance with the criteria set forth in the External Director Qualification Regulations, and that Bianco meets the independence requirements of an independent director as set forth by the NASDAQ Listing Rules and the SEC.

Bianco will continue to be party to that certain indemnification agreement with the Company in the form of indemnification letter previously approved by the shareholders on September 13, 2011, and shall continue to be insured under the Company’s directors and officers insurance coverage policy which provides coverage for all directors of the Company.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to re-appoint Mr. Gil Bianco as an external director of the Company until the next Annual General Meeting of the Company’s shareholders or until his successor has been duly appointed”.

Pursuant to the Israeli Companies Law, approval of this Proposal 7 requires the affirmative vote of at least a majority of all the votes of the shareholders who are not controlling members in the Company or have a Personal Interest in the approval of the appointment, other than a Personal Interest that is not the result of personal ties with the controlling member; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or the total opposing votes from among the shareholders said in the paragraph hereinabove does not exceed two-percent of all the voting rights in the Company.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 7 as a condition for his or her vote to be counted with respect to this Proposal 7. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 7, his, her or its vote with respect to this Proposal 7 will be disqualified.

The Board of Directors recommends a vote FOR on the above proposal.

PROPOSAL 8
APPROVE A GRANT OF 30,000 OPTIONS AND 3,000 RSUS TO THE COMPANY’S CHIEF
EXECUTIVE OFFICER

On February 27, 2018, and on May 27, 2018, the Company’s Compensation Committee and Board of Directors have approved to grant Mr. Ori Hadomi, the Company’s Chief Executive Officer (the “CEO”) (i) options to purchase up to 30,000 of the Company’s ordinary shares (“Options”) and (ii) 3,000 restricted share units (“RSUs”), all in accordance with the Company’s Compensation Policy.

The Options and RSUs shall vest and become exercisable in accordance with a four (4) year vesting schedule, commencing on the date of grant, so that upon the lapse of twenty-four (24) months from the date of grant, fifty percent (50%) of the shares underlying the Options and RSUs shall vest, and thereafter, upon the lapse of each calendar quarter, six point twenty-five percent (6.25%) of the shares underlying the Options and RSUs shall vest. The exercise price of the Options is NIS 110.6 each, non-linked, which reflects the higher of (i) the average of the closing price per share in the TASE during the 30 days preceding the date of the Board of Directors’ resolution to grant the Options to the CEO (the “Board Resolution”), or (ii) the closing price per share on the day prior the date of the Board Resolution. The term of the Options will be 7 years from date of grant.

The estimated value of each Option, according to the binomial model, is approximately NIS 53.19 or $15.22 and value of each RSU is NIS 110.6 or $31.65. The total value of the grant is approximately NIS 1,927,440 or $551,643.1

The Company’s Compensation Committee and Board of Directors recommend to approve this equity grant as recognition for the CEO’s accomplishments and milestones achieved by the Company under his leadership, specifically, (i) the Company making progress with its strategic partnership with Medtronic mainly as a result of the early achievement of certain sales and marketing milestones; (ii) the rapid growth of the Company; (iii) substantial increase in revenues and (iv) the resulting increase in the CEO’s responsibilities. The Compensation Committee and Board of Directors examined relevant factors required by the Company’s Compensation Policy, including the ratio between the annual compensation of the CEO and the average and median compensation of other Company employees. The Compensation Committee and Board of Directors believes that the grant of Options provides the CEO with a competitive compensation package while aligning the interests of the CEO with the long-term interests of the Company’s shareholders as the equity grant incentivizes the achievement of long term goals and provides a retention incentive.

1 Estimate was calculated at the date of Board of Directors' resolution to grant the Options and RSUs.

Based on a survey conducted by a leading compensation consulting firm in Israel, it was determined that the proposed equity grant does not exceed the average and median equity compensation packages offered to chief executive officers of other Israeli companies traded on Nasdaq.

As of the date hereof, the CEO holds options to purchase 597,614 Ordinary Shares under the Company’s 2011 Option Plan, of which 412,448 are vested and exercisable, and which constitute, as of the date hereof, 1% of the issued and outstanding share capital of the Company, on a fully diluted basis.  The last equity grant to the CEO was approved by the Shareholders of the Company on July 19, 2016. The Compensation Committee and Board of Directors have examined the equity interests held by chief executive officers of other Israeli companies traded on Nasdaq and determined that the CEO's equity holding of Company's equity is in line with such benchmark.

In addition to the above, the Compensation Committee and Board of Directors have carefully monitored the Company’s total equity compensation dilution. Dilution is calculated by dividing the number of shares subject to outstanding equity awards by the number of shares outstanding.  Dilution measures the degree to which our shareholders’ ownership has been diluted by share-based compensation awarded under the Company’s 2011 Option Plan. As of August 19, 2018, the Company’s dilution rate is approximately 7.4%.  The Compensation Committee and Board of Directors have examined the Company's dilution rate and determined that it is reasonable and in line with customary practices.

After taking into consideration such factors, and after considering the CEO's efforts and the potential gain to the Company and its Shareholders following from such efforts, the Compensation Committee and the Board of Directors believe that the Option and RSU grant proposed herein is reasonable and justifiable, and reflects proper compensation to the CEO.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to approve a grant of 30,000 Options and 3,000 RSUs to the CEO."

Pursuant to the Israeli Companies Law, approval of this Proposal 8 requires the affirmative vote of at least a majority of all the votes of the shareholders who are not controlling members in the Company or have a Personal Interest in the approval of the CEO option grant , other than a Personal Interest that is not the result of personal ties with the controlling member; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or the total opposing votes from among the shareholders said in the paragraph hereinabove does not exceed two-percent of all the voting rights in the Company.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 8 as a condition for his or her vote to be counted with respect to this Proposal 8. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 8, his, her or its vote with respect to this Proposal 8 will be disqualified.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the TASE and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings), 5760-2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company’s office at PO Box 3104, 5 Shacham St., North Industrial Park, Caesarea 3079567, Israel (telephone number: 972-4-6187100, facsimile number: 972-4-6187111).

ADDITIONAL INFORMATION
We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549.

Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 5760-2000) we also file reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority website at http://www.magna.isa.gov.il and the TASE website at http://www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual and Extraordinary General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED AUGUST 23, 2018. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN AUGUST 23, 2018, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors
MAZOR ROBOTICS LTD.
Sharon Levita,
Chief Financial Officer and Vice President Business Operations

Annex A - Declaration of Director's Qualification

(Section 224(b) of the Israeli Companies' Law. 5799-1999 (the "Law"))

I, the undersigned, Adereth (Family Name), Jonathan (First Name), 007561137 (Personal I.D. number)* residing at the following address: Israel (Country), Haifa (City/Town), 47 Hof HaShenhav st. (Address);

Hereby declare as follows –

1.	I am qualified to serve as director of Mazor Robotics Ltd. (the "Company");

2.	I possess the qualifications required to carry out the position of director of the Company. My qualifications, education and experience is detailed in my biography below:

Mr. Adereth has been serving as the chairman of the Company’s Board of Directors since December 2007. Since May 2009, Mr. Adereth has been serving as the chairman of Medic Vision Imaging Solutions Ltd., an Israeli company specialized in image processing in Computed Tomography and Magnetic Resonance imaging. Since October 2004, Mr. Adereth has been serving as a board member of UltraSPECT Ltd., an Israeli company specialized in the field of resolution recovery and dose reduction in Nuclear Medicine. From 1994 to 1998, Mr. Adereth served as President and Chief Executive Officer and board member of Elscint Ltd. (NYSE: ELT), a global developer and manufacturer of Medical Imaging systems, after serving in various managerial positions for a total of 23 years. Mr. Adereth holds a B.Sc. degree in Physics from the Technion - Israel Institute of Technology.

3.
I am capable of dedicating the reasonable amount of time necessary for carrying out the position of director of the Company, with the attention, inter alia, to the Company's special requirements and to its size of the Company.

4.	None of the restrictions as set forth in Sections 226, 226A and 227 of the Law apply regarding my appointment as director:

a.	I have not been convicted by a judgment in the past five years in a final court decision of any of the following crimes:

i.
Offenses under Sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Israeli Penal Law, 5737 – 1977, and under Sections 52C, 52D, 53(a) and 54 of the Israeli Securities Law, 5728-1968 (the "Securities Law");

ii.	Conviction by a court abroad for an offense of bribery, deceit, offenses of Directors in a body corporate or offenses of the use of inside information;

b.
I have not been convicted in the past five years of an offense not enumerated in subsection (a) which a court of law declared that due to its nature, severity or circumstances, I am ineligible to serve as director of a public company.

c.	The Administrative Enforcement Committee under Section 52FF(a) of the Securities Law, did not imposed means of enforcement prohibit me serving as Director under that decision.

d.	I am an adult according to law and I have not been declared a legally incompetent or bankrupt.

Signature: /s/ Jonathan Adereth

Date: August 15, 2018

A - 2

Annex B - Declaration of Director's Qualification

(Section 224(b) of the Israeli Companies' Law, 5799-1999 (the "Law"))

I, the undersigned, Hadomi (Family Name), Ori (First Name), 22936025 (Personal I.D. Number)* residing at the following address: Israel (Country), Ramat Hasharon (City/Town), 37 Vitkin Street (Address);

Hereby declare as follows –

1.	I am qualified to serve as director of Mazor Robotics Ltd.(the "Company");

2.	I possess the qualifications required to carry out the position of director of the Company. My qualifications, education and experience is detailed in my biography below:

Mr. Hadomi has been serving as the Company’s Chief Executive Officer and a member of the Company’s Board of Directors since January 2003. Prior to joining us, Mr. Hadomi served as the chief financial officer and vice president of business development of Image Navigation Ltd. (formerly known as DenX Medical Software Systems Ltd.). Mr. Hadomi holds a B.A. in chemistry with a minor in economics, as well as a M.Sc. in industrial chemistry and business administration from the Hebrew University, Jerusalem.

3.
I am capable of dedicating the reasonable amount of time necessary for carrying out the position of director of the Company, with the attention, inter alia, to the Company's special requirements and to its size.

4.	None of the restrictions as set forth in Sections 226, 226A and 227 of the Law apply regarding my appointment as director:

a.	I have not been convicted by a judgment in the past five years in a final court decision of any of the following crimes:

i.
Offenses under Sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Israeli Penal Law, 5737 – 1977, and under Sections 52C, 52D, 53(a) and 54 of the Israeli Securities Law, 5728-1968 (the "Securities Law");

ii.	Conviction by a court abroad for an offense of bribery, deceit, offenses of Directors in a body corporate or offenses of the use of inside information;

b.
I have not been convicted in the past five years of an offense not enumerated in subsection (a) which a court of law declared that due to its nature, severity or circumstances, I am ineligible to serve as director of a public company.

c.	The Administrative Enforcement Committee under Section 52FF(a) of the Securities Law, did not imposed means of enforcement prohibit me serving as Director under that decision.

d.	I am an adult according to law and I have not been declared a legally incompetent or bankrupt.

Signature: /s/ Ori Hadomi

Date: August 6, 2018

B - 2

Annex C - Declaration of Independent Director's Qualification

I, the undersigned, Berman (Family Name), Michael (First Name), 011588076 (Personal I.D. Number)* residing at the following address: Israel (Country), Tel-Aviv (City/Town), 3/315 Antokolski St. (Address);

Hereby declare as follows –

1.	In this declaration, the meanings of the terms will be as follows:

a.	the "Company" - Mazor Robotics Ltd.

b.	the "Law" - the Israeli Companies Law,5799-1999.

c.	the "Securities Law" – the Israeli Securities Law, 5728-1968.

d.	"Independent Director" – within its meaning in the Law.

e.
"Affiliation" – an employment relationship, commercial or professional ties in general or control, as well as service as an officer, other than service as Director appointed to serve as external director in a company about to offer shares to the public for the first time.

f.
"Other Body Corporate" – a body corporate, in which the Company or a controlling member thereof is a controlling member at the time of the appointment or during the two years before the time of the appointment.

g.	"Control" – within its meaning in the Securities Law.

h.	"Relative" – spouse, brother or sister, parent, parent's parent, offspring or the offspring, brother, sister or parent of the spouse or the spouse of each of these.

2.	I am an Israeli resident and qualified to serve as Independent Director of the Company;

3.
I am capable of dedicating the reasonable amount of time necessary for carrying out the position of Independent Director of the Company, with the attention, inter alia, to the Company's special requirements and to its size.

4.	None of the restrictions as set forth in Sections 226 , 226A and 227 of the Law apply to my appointment as a Director in the Company:

a.	I have not been convicted by a judgment in the past five years in a final court decision of any of the following crimes:

i.	Offenses under Sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Israeli Penal Law, 5737-1977, and under Sections 52C, 52D, 53(a) and 54 of the Securities Law;

ii.	Conviction by a court abroad for an offense of bribery, deceit, offenses of Directors in a body corporate or offenses of the use of inside information;

b.
I have not been convicted in the past five years of an offense not enumerated in subsection 4.1 which a court of law declared that due to its nature, severity or circumstances, I am ineligible to serve as director of a public company.

c.	The Administrative Enforcement Committee under Section 52FF(a) of the Securities Law, did not impose means of enforcement prohibiting me from serving as Director under that decision.

d.	I am an adult according to law and I have not been declared a legally incompetent or bankrupt.

5.	I possess the qualifications required to carry out the position of Independent Director of the Company. My qualifications, education and experience is detailed in my biography below:

Mr. Berman has been serving as a director on the Company’s Board of Directors since February 2014. Mr. Berman is a medical device entrepreneur and investor. He is a co-founder of several medical device companies and is currently an active board member of several early stage health care companies including Inspire-MD, PulmOne, ClearCut Medical, PharmaCentra LLC, , Cardiosonic Inc., SoniVie Ltd., Owlytics, STMedical and TruLeaf Medicine International Ltd. Michael Berman was co-founder and Chairman of BridgePoint Medical from 2005 until 2012 and served on the board of Benechill Inc. from 2003 to 2016, on the board of Intervalve from 2011 to 2016, on the board of Rebiotix Inc. from 2011 to 2018, on the board of Endospan Ltd. from 2016 to 2018 and on the board of AngioSlide Ltd. from 2011 to 2018. From 1995 to 2000 Mr. Berman was the president of the cardiology business of Boston Scientific. Mr. Berman received his B.Sc. and M.B.A. degrees from Cornell University.

6.
I am not a relative of a person controlling the Company, or at the date of my appointment or within the prior two years, I am, or my relatives, partners, employers, or anyone to whom I report directly or indirectly or entities under my control, are subject to, have or had any affiliation with the Company, with any entity or person controlling the Company or with a relative of any entity or person controlling the Company, at the time of appointment or with another entity in which the controlling shareholder at the time of the appointment or within the prior two years is the Company or the person controlling the Company; and in a company, such as the Company, where there is no person or entity controlling it or a shareholder with a control block of at least 25% of the votes in a shareholders meeting, there is also no affiliation of the person with anyone whom, on the date of appointment, is either the chairperson of the board of directors of the company, the chief executive officer, a major shareholder who holds at least 5% of the issued and outstanding shares of the company or 5% of the votes at a shareholders meeting, or the most senior executive officer in the finance department of the company.

7.	I am not employed by the Israeli Securities Authority or by a Stock Exchange in Israel.

8.
Without derogating from the provisions of section 6 above, myself, my relative, partner, employer or person or anyone to whom I report directly or indirectly is subject to a body corporate of which I am a controlling member of have business or professional ties with a person to whom ties are prohibited under the provisions of section 6 – except for negligible ties, and also, I did not receive consideration in violation of the provisions of section 244(b) of the Law.

Signature: /s/ Michael Berman

Date: August 6, 2018

C - 2

Annex D - Declaration of Independent Director's Qualification

I, the undersigned, Soccary Ben-Yochanan (Family Name), Sarit (First Name), 29347333 (Personal I.D. Number)* residing at the following address: Israel (Country), Ramat HaSaron (City/Town), 12 HaAlyia st. (Address);

Hereby declare as follows –

1.	In this declaration, the meanings of the terms will be as follows:

a.	the "Company" - Mazor Robotics Ltd.

b.	the "Law" - the Israeli Companies Law, 5799-1999.

c.	the "Securities Law" – the Israeli Securities Law, 5728-1968.

d.	"Independent Director" – within its meaning in the Law.

e.
"Affiliation" – an employment relationship, commercial or professional ties in general or control, as well as service as an officer, other than service as Director appointed to serve as external director in a company about to offer shares to the public for the first time.

f.
"Other Body Corporate" – a body corporate, in which the Company or a controlling member thereof is a controlling member at the time of the appointment or during the two years before the time of the appointment.

g.	"Control" – within its meaning in the Securities Law.

h.	"Relative" – spouse, brother or sister, parent, parent's parent, offspring or the offspring, brother, sister or parent of the spouse or the spouse of each of these.

2.	I am an Israeli resident and qualified to serve as Independent Director of the Company;

3.
I am capable of dedicating the reasonable amount of time necessary for carrying out the position of Independent Director of the Company, with the attention, inter alia, to the Company's special requirements and to its size.

4.	None of the restrictions as set forth in Sections 226 , 226A and 227 of the Law apply to my appointment as a Director in the Company:

a.	I have not been convicted by a judgment in the past five years in a final court decision of any of the following crimes:

i.	Offenses under Sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Israeli Penal Law, 5737-1977, and under Sections 52C, 52D, 53(a) and 54 of the Securities Law;

ii.	Conviction by a court abroad for an offense of bribery, deceit, offenses of Directors in a body corporate or offenses of the use of inside information;

b.
I have not been convicted in the past five years of an offense not enumerated in subsection 4.1 which a court of law declared that due to its nature, severity or circumstances, I am ineligible to serve as director of a public company.

c.	The Administrative Enforcement Committee under Section 52FF(a) of the Securities Law, did not impose means of enforcement prohibiting me from serving as Director under that decision.

d.	I am an adult according to law and I have not been declared a legally incompetent or bankrupt.

5.	I possess the qualifications required to carry out the position of Independent Director of the Company. My qualifications, education and experience is detailed in my biography below:

Mrs. Ben-Yochanan has been serving as a director on the Company’s Board of Directors since October 2006. Since August 2018, Mrs. Ben-Yochanan is serving as vice-president of innovation for Delek US. From July 2013 until July 2017, Mrs. Ben-Yochanan served in several positions in Syneron Medical Ltd., the latter being general manager for Syneron Medical Ltd. site in Israel and beforehand as the vice president of strategy and business development. Until July 2013, Mrs. Ben-Yochanan had served as the chief executive officer of Gefen Biomed Investments Ltd., an Israeli public company. Mrs. Ben-Yochanan also serves as a member of the Ben Gurion University patent committee. Mrs. Ben-Yochanan served on the board of Lupert Ltd. from 2017 to 2018 and on the board of IB Ventures Ltd from 2017 to 2018. Mrs. Ben-Yochanan holds a B.A. and an M.A. in economics from Tel Aviv University.

6.
I am not a relative of a person controlling the Company, or at the date of my appointment or within the prior two years, I am, or my relatives, partners, employers, or anyone to whom I report directly or indirectly or entities under my control, are subject to, have or had any affiliation with the Company, with any entity or person controlling the Company or with a relative of any entity or person controlling the Company, at the time of appointment or with another entity in which the controlling shareholder at the time of the appointment or within the prior two years is the Company or the person controlling the Company; and in a company, such as the Company, where there is no person or entity controlling it or a shareholder with a control block of at least 25% of the votes in a shareholders meeting, there is also no affiliation of the person with anyone whom, on the date of appointment, is either the chairperson of the board of directors of the company, the chief executive officer, a major shareholder who holds at least 5% of the issued and outstanding shares of the company or 5% of the votes at a shareholders meeting, or the most senior executive officer in the finance department of the company.

7.	I am not employed by the Israeli Securities Authority or by a Stock Exchange in Israel.

8.
Without derogating from the provisions of section 6 above, myself, my relative, partner, employer or person or anyone to whom I report directly or indirectly is subject to a body corporate of which I am a controlling member of have business or professional ties with a person to whom ties are prohibited under the provisions of section 6 – except for negligible ties, and also, I did not receive consideration in violation of the provisions of section 244(b) of the Law.

Signature: /s/ Sarit Soccary Ben Yochanan

Date: August 6, 2018

D - 2

Annex E - Declaration of External Director's Qualification

(Sections 240-241 of the Israeli Companies' Law, 5799-1999 (the "Law"))

I, the undersigned, Bianco (Family Name), Gil (First Name), 050893015 (Personal I.D. Number)* residing at the following address: Israel (Country), Bazra (City/Town), Haoranim, 7 (Address);

Hereby declare as follows –

1.	In this declaration, the meanings of the terms will be as follows:

a.	the "Company" - Mazor Robotics Ltd.

b.	the "Law" - as defined hereinabove.

c.	the "Securities Law" – the Israeli Securities Law, 5728-1968.

d.	"Independent Director" – within its meaning in the Law.

e.
"Affiliation" – an employment relationship, commercial or professional ties in general or control, as well as service as an officer, other than service as Director appointed to serve as external director in a company about to offer shares to the public for the first time.

f.
"Other Body Corporate" – a body corporate, in which the Company or a controlling member thereof is a controlling member at the time of the appointment or during the two years before the time of the appointment.

g.	"Control" – within its meaning in the Securities Law.

h.	"Relative" – spouse, brother or sister, parent, parent's parent, offspring or the offspring, brother, sister or parent of the spouse or the spouse of each of these.

2.	I am an Israeli resident and qualified to serve as External Director of the Company;

3.
I am capable of dedicating the reasonable amount of time necessary for carrying out the position of Independent Director of the Company, with the attention, inter alia, to the Company's special requirements and to its size.

4.	None of the restrictions as set forth in Sections 226, 226A and 227 of the Law apply to my appointment as a Director in the Company:

a.	I have not been convicted by a judgment in the past five years in a final court decision of any of the following crimes:

i.	Offenses under Sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Israeli Penal Law, 5737-1977, and under Sections 52C, 52D, 53(a) and 54 of the Securities Law;

ii.	Conviction by a court abroad for an offense of bribery, deceit, offenses of Directors in a body corporate or offenses of the use of inside information;

b.
I have not been convicted in the past five years of an offense not enumerated in subsection 4.1 which a court of law declared that due to its nature, severity or circumstances, I am ineligible to serve as director of a public company.

c.	The Administrative Enforcement Committee under Section 52FF(a) of the Securities Law, did not impose means of enforcement prohibiting me from serving as Director under that decision.

d.	I am an adult according to law and I have not been declared a legally incompetent or bankrupt.

5.	I possess the qualifications required to carry out the position of External Director of the Company. My qualifications, education and experience is detailed in my biography below:

Mr. Bianco has been serving as an external director on the Company’s Board of Directors since November 2007. Since April 2010, Mr. Bianco has been serving as a director of Intec Pharma Ltd., an Israeli public company. Mr. Bianco also serves as a director of Fischer Pharmaceuticals Ltd., Clear Cut Ltd., Pi-Cardia Ltd., Turquoise GEI Ltd. and Gil Bianco Ltd. In the past five years Mr. Bianco has served as a director of several private companies in the fields of biotech and medical devices: Healor Ltd., Solgel Technologies Ltd. Mr. Bianco holds a B.A. in Economics and Accounting from the Tel-Aviv University, and is a certified public accountant.

6.
I am not a relative of a person controlling the Company, or at the date of my appointment or within the prior two years, I am, or my relatives, partners, employers, or anyone to whom I report directly or indirectly or entities under my control, are subject to, have or had any affiliation with the Company, with any entity or person controlling the Company or with a relative of any entity or person controlling the Company, at the time of appointment or with another entity in which the controlling shareholder at the time of the appointment or within the prior two years is the Company or the person controlling the Company; and in a company, such as the Company, where there is no person or entity controlling it or a shareholder with a control block of at least 25% of the votes in a shareholders meeting, there is also no affiliation of the person with anyone whom, on the date of appointment, is either the chairperson of the board of directors of the company, the chief executive officer, a major shareholder who holds at least 5% of the issued and outstanding shares of the company or 5% of the votes at a shareholders meeting, or the most senior executive officer in the finance department of the company.

7.	I am not employed by the Israeli Securities Authority or by a Stock Exchange in Israel.

8.
Without derogating from the provisions of section 6 above, myself, my relative, partner, employer or person or anyone to whom I report directly or indirectly is subject to a body corporate of which I am a controlling member of have business or professional ties with a person to whom ties are prohibited under the provisions of section 6 – except for negligible ties, and also, I did not receive consideration in violation of the provisions of section 244(b) of the Law.

Signature: /s/ Gil Bianco

Date: August 6, 2018

E - 2